DIAGEO

16 Great Marlborough Street
London, W1F 7HS
United Kingdom
Tel +44 (0) 20 7947 9100
diageo.com

Addressee Only
Private & Confidential

Manik Jhangiani
[redacted]

18 July 2025

Dear Nik,

Interim Chief Executive Officer

Following Board approval, I am delighted to formally offer you the role of Interim Chief Executive Officer with effect from 16 July 2025. During your time as Interim Chief Executive you will report to me and references to "Manager" in your current employment contract dated 3 May 2024 shall be construed accordingly. During your time as Interim Chief Executive you will carry out the duties which attach to your appointment as Interim Chief Executive and your employer will continue to be Diageo plc. Your appointment to the role of Interim Chief Executive will continue until you are notified otherwise by the board of directors of Diageo plc (the "**Board**").

Whilst you are serving as Interim Chief Executive you will receive a Supplemental Salary Allowance of £300,000 per annum. This will be calculated on a pro-rata basis (accruing on a daily basis) for the period during which you serve as Interim Chief Executive and will be paid monthly in the normal way less any deductions that are required by law.

The Supplementary Salary Allowance will not form part of your base salary but will be treated as salary for the purposes of calculating your employer pension contributions/allowance and any annual incentive plan bonus payment for the period you serve as Interim Chief Executive. For the avoidance of doubt this additional amount will not be included or considered for the purpose of any long-term incentives granted to you and we will be in touch with you separately regarding the impact on your insured benefits.

During the period in which you serve as Interim Chief Executive you will be entitled to receive, or be reimbursed for, chauffeur services via a Diageo approved provider. The taxation attributable for any personal benefit of the chauffeur service is payable by you. This benefit does not form part of salary and is non-bonusable and non-pensionable. During the period in which the chauffeur benefit is provided, it will replace the 'home to work' travel allowance which you currently receive as cash on a monthly basis.

During the period in which you serve as Interim Chief Executive you may raise matters covered by Clause 20.1 of your current employment contract dated 3 May 2024 with any member of the Board (rather than with the CEO).

The changes set out in this letter will apply for the period in which you serve as Interim Chief Executive only and all other terms and conditions of your current employment contract dated 3 May 2024 will be unchanged and remain in full force and effect.

DIAGEO

I look forward to continuing to work with you in F26.

Yours sincerely

Sir John Manzoni
Chair, Diageo plc

I confirm my acceptance of the role of Interim Chief Executive and agreement to the terms set out in this letter:

Signature ....

Date 21-7-2025